Exhibit A

Name: Edward F. Heil

Date	Activity	Buy/Sell	Quantity	Price	Sec. Description
10/18/2010	Buy 240,002.00000 shares of DUNR at 0.1050	BUY	240002	0.105	Market Transaction—Broker in Houston
10/12/2010	Buy 165,000.00000 shares of DUNR at 0.1050	BUY	165000	0.105	Market Transaction—Broker in Houston
10/11/2010	Buy 25,000.00000 shares of DUNR at 0.1050	BUY	25000	0.105	Market Transaction—Broker in Houston
10/05/2010	Buy 67,000.00000 shares of DUNR at 0.1050	BUY	67000	0.105	Market Transaction—Broker in Houston
10/04/2010	Buy 68,019.00000 shares of DUNR at 0.1050	BUY	68019	0.105	Market Transaction—Broker in Houston